EXHIBIT 2
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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following general summary (exclusive of statements attributed to the Company) describes certain United States federal income tax consequences generally applicable to U.S. Holders (as defined below) who tender and sell Debentures to the Company pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

        This summary is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Offer and, in particular, does not address U.S. federal income tax considerations applicable to Debentureholders that are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, Debentureholders that hold their Debentures as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, Debentureholders that have owned or are deemed to have owned 10% or more of the total combined voting power of all classes of stock of the Company at any time during the five-year period ending on the date the Debentureholder sells the Debentures pursuant to the Offer, and Debentureholders that do not hold the Debentures as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code). Debentureholders that are subject to special treatment or that are not U.S. Holders may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisors.

        In addition, this summary does not discuss any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any Debentureholder, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

        This summary assumes that (i) the Debentures constitute debt rather than equity for U.S. federal income tax purposes and (ii) upon the original issuance of the Debentures, there was no intention to call the Debentures before maturity.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY. IT IS NOT INTENDED TO CONSTITUTE, AND SHOULD NOT BE CONSTRUED TO CONSTITUTE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

        Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A "U.S. Holder" is a Debentureholder that is:

o an individual who is a citizen or resident of the United States for federal income tax purposes;

o a corporation (or other entity taxed as a corporation) created or organized under the laws of the United States or a political subdivision thereof;

o an estate the income of which (other than income that is effectively connected with a U.S. trade or business) is subject to U.S. federal income taxation regardless of source; or

o a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration, and (b) one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust's substantial decisions.

        The tax treatment of a partner in a partnership may depend on both the partnership's and the partner's status. Partnerships tendering Debentures and persons holding beneficial interests in Debentures through a partnership are urged to consult their own tax advisors.

        GAIN OR LOSS. The receipt of cash for Debentures pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. The tax consequences of such receipt may vary depending upon, among other things, the particular circumstances of the holder. In general, a U.S. Holder who receives cash for Debentures pursuant to the Offer will recognize gain or loss, if any, for U.S. federal
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income tax purposes equal to the difference between (a) the amount realized in exchange for the Debentures tendered less any amounts attributable to accrued interest that have not been reflected in the U.S. Holder's adjusted tax basis in the Debentures (see "INTEREST INCOME" below), and (b) such holder's adjusted tax basis in such Debentures. A U.S. Holder's adjusted tax basis for a Debenture is generally the price such holder paid for the Debenture, increased by any market discount previously included in such holder's income and reduced (but not below zero) by any amortized premium. Except as noted below (including in the discussion of "Passive Foreign Investment Companies"), any gain or loss recognized by a Debentureholder on the sale of Debentures pursuant to the Offer will generally give rise to capital gain or loss if the Debenture is held as a capital asset, and will generally be long-term capital gain or loss if the U.S. Holder's holding period in the Debenture for U.S. federal income tax purposes is more than one year. A U.S. Holder who has acquired a Debenture with market discount will generally be required to treat all or a portion of the gain, if any, on the disposition of Debentures pursuant to the Offer as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount income previously reported as ordinary income. Capital losses are subject to limitations on deductibility for U.S. federal income tax purposes.

        INTEREST INCOME. Amounts received by a U.S. Holder in respect of interest on the Debentures, including any amounts attributable to accrued interest that have not been reflected in the U.S. Holder's adjusted tax basis in the Debentures, will generally be taxable as ordinary income.

PASSIVE FOREIGN INVESTMENT COMPANIES - CONSIDERATIONS APPLICABLE TO U.S. DEBENTUREHOLDERS AND STOCKHOLDERS

        The rules governing "passive foreign investment companies" ("PFICs") can have significant adverse tax effects on U.S. persons treated as owning stock or other equity interests in the Company, including Debentureholders by reason of their ownership of convertible debt obligations of the Company. Some, but not all, of the potential adverse consequences under the PFIC rules are summarized in general terms below, and Debentureholders as well as persons who actually own stock or other equity interests in the Company should consult their tax advisors in order to consider these and other consequences in their particular circumstances under the PFIC rules.

        A foreign corporation such as the Company generally is classified as a PFIC if, for any taxable year, either:

     o 75% or more of its gross income constitutes "passive income" (generally, interest, dividends, and certain types of gains, rents, and royalties) (the "Income Test"), or

     o the "average percentage of assets . . . held by such corporation during the taxable year" which constitute "passive assets" (generally, assets that produce passive income or are held for the production of such income) is at least 50% (the "Assets Test").

        Under proposed Treasury regulations, if a U.S. person has any equity interest in a PFIC, including an option to acquire shares of a PFIC, such U.S. person is treated for certain purposes as owning shares of a PFIC ("PFIC equity interests"). PFIC equity interests held by a U.S. person will be treated as stock in a PFIC if, at any time during the holding period of such U.S. person, the Company was a PFIC. Because the Debentures are convertible into stock of the Company, the Debentures are treated as options, and thus as PFIC equity interests, for certain purposes under these PFIC rules. FOR THIS REASON, IT IS POSSIBLE THAT U.S. PERSONS WHO ARE DEBENTUREHOLDERS, AS WELL AS U.S. PERSONS WHO ACTUALLY OWN STOCK OR OTHER EQUITY INTERESTS IN THE COMPANY, MAY SUFFER CERTAIN ADVERSE U.S. TAX CONSEQUENCES IF THE COMPANY WAS A PFIC FOR ANY TAXABLE YEAR DURING ANY PART OF WHICH SUCH PERSONS HELD THEIR INVESTMENTS IN THE COMPANY. Accordingly, U.S. Holders should consider such potential adverse consequences in determining whether to sell Debentures pursuant to the Offer.

        Under the PFIC rules, a penalty tax may be imposed on any U.S. person treated as owning a PFIC equity interest when that person receives an "excess distribution" with respect to such PFIC equity interest or disposes of such PFIC equity interest at a gain. In general, the penalty tax is equivalent to U.S.
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federal income tax imposed AT ORDINARY INCOME TAX RATES and calculated as if any gain on that sale were realized (or the excess distribution were made) ratably over the holding period of the PFIC equity interest (with the tax attributable to prior years calculated as if the maximum ordinary income tax rates during such years were applicable), plus an interest charge imposed with respect to those taxes deemed to be attributable to prior years.

        Determining whether a foreign corporation is a PFIC under either the Income Test or the Assets Test generally requires an annual factual determination of its proportions of passive income and passive assets in relation to its total income and assets, respectively, under the PFIC rules. A determination of the Company's PFIC status will depend upon the nature and sources of the Company's income and the relative values of the Company's passive assets, such as cash, and of its non-passive assets, including goodwill related to its non-passive assets, during the year. The U.S. Internal Revenue Service ("IRS") has indicated in an IRS Notice that in applying the Assets Test it will take the position that "the average value of the assets for the taxable year of the foreign corporation will be the average of the fair market values of the assets determined as of the end of each quarterly period" during such taxable year. There is legislative history indicating that, in applying the PFIC rules, "it is intended that the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." Assuming the use of this method in applying the PFIC rules with respect to the Company, the total value of the Company's assets for purposes of determining its PFIC status would be largely a function of the trading price of its shares, and thus subject to significant change during each year.

        Although there can be no assurances, the Company does not believe that it was a PFIC for its taxable year ended January 31, 2002. However, in light of recent declines in the Company's stock price, there is a substantial possibility that the Company may be classified as a PFIC for its current taxable year which will end January 31, 2003. In addition, further changes in the Company's stock price, changes in the nature and magnitude of the Company's income or assets, changes in the levels of cash or other potentially passive assets, changes in the level of the Company's indebtedness, and other factors may affect the likelihood of PFIC status in the current taxable year or other years. There can be no assurance that the Company will not be classified as a PFIC for any taxable year. The Company has not assumed, and does not assume, any obligation to make timely disclosure with respect to its PFIC status.

        APPLYING PFIC RULES TO A DISPOSITION OF DEBENTURES: The Company's financial adviser, Griffiths McBurney & Partners, has opined that the convertibility feature of the Debentures is of no material value and that the Debentures trade on the Toronto Stock Exchange as if they were non-convertible, unsecured, subordinated debt. Where the conversion privilege of the Debentures is of no material value, it is possible that the proceeds of a disposition of Debentures (pursuant to the Offer or otherwise) could be viewed as having been received for the Debenture without regard to the conversion feature, and not in exchange for an option to acquire stock in the Company. If, however, all or a portion of the Debentures are treated as options, and thus as PFIC equity interests, for purposes of the PFIC rules and the Company is a PFIC, then depending on a Debentureholder's circumstances, gain on the disposition of Debentures could be subject to tax as ordinary income and to the interest charge, as described above. The application of the PFIC rules to the disposition of convertible debt securities such as the Debentures is unclear, and the IRS has not provided specific guidance on the matter. In addition, the treatment of interest on the Debentures is not clear under the PFIC rules, and it is possible that those rules, as described above, may apply to some or all of the interest on the Debentures. In any event, as described above under "INTEREST INCOME," interest on the Debentures will be taxable as ordinary income.

        CERTAIN PFIC ELECTIONS AVAILABLE UNDER CERTAIN CONDITIONS TO U.S. STOCKHOLDERS. If the Company were classified as a PFIC, a U.S. person actually owning stock in the Company could, subject to certain conditions, elect to treat such stock as stock in a "qualified electing fund" (a "QEF Election"), in which case such stockholder would be required to include in current U.S. taxable income a proportionate share of the Company's earnings and profits in years in which the Company is classified as a PFIC, but under certain conditions any gain subsequently recognized upon the sale of Company stock by such U.S. stockholder generally may be taxed as capital gain. Alternatively, a U.S. stockholder of the Company could make an election (a "Mark-to-Market Election") pursuant to which
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such stockholder would recognize an amount of ordinary income or loss each year in an amount equal to the difference between the fair market value of such stockholder's shares in the Company and such stockholder's adjusted tax basis therein. Losses would be allowed only to the extent of income, net of losses, previously recognized pursuant to the Mark-to-Market Election. The Company does not undertake to provide stockholders with the necessary information to make a QEF Election or Mark-to-Market Election. U.S. persons should consult with their own tax advisors regarding the availability, consequences, advisability, and manner of making either the QEF Election or the Mark-to-Market Election if the Company is treated as a PFIC.

        IN VIEW OF THE COMPLEXITY OF THE PFIC RULES AND THE LACK OF GUIDANCE AS TO THEIR POTENTIAL APPLICATION TO A DISPOSITION OF DEBENTURES, U.S. HOLDERS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THE DISPOSITION OF DEBENTURES (INCLUDING THE TREATMENT OF GAIN RECOGNIZED ON DISPOSITION AND THE TREATMENT OF ACCRUED INTEREST). U.S. STOCKHOLDERS AND ALL OTHER U.S. PERSONS TREATED AS OWNING EQUITY INTERESTS IN THE COMPANY SHOULD SIMILARLY CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC AND OTHER U.S. TAX RULES APPLICABLE WITH RESPECT TO STOCK OR OTHER EQUITY INTERESTS IN THE COMPANY.

FOREIGN TAX CREDIT

        Any withholding tax imposed by Canada on interest may be eligible for treatment as a foreign income tax for which a U.S. Holder may claim a credit against such U.S. Holder's United States federal income tax, subject to applicable limitations on the use of foreign tax credits. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitations and other rules in their particular situations.

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING

        U.S. Holders that do not appropriately complete the substitute Form W-9 as included in the Letter of Transmittal may be subject to United States "backup withholding tax" with respect to payments made to them. The amount of backup withholding tax will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such U.S. Holder to a refund or credit provided that the required information is furnished to the Internal Revenue Service.

THE FOREGOING GENERAL SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO U.S. HOLDERS PARTICIPATING IN THE OFFER, AND IT DOES NOT DESCRIBE ANY OTHER U.S. FEDERAL, ANY U.S. STATE AND LOCAL, OR ANY NON-U.S. TAX CONSIDERATIONS. AS INDICATED, THE SUMMARY IS NOT INTENDED TO CONSTITUTE TAX ADVICE TO ANY PARTICULAR U.S. HOLDER, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN APPLICABLE TAX LAWS.